

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

Via Mail
Victoria Rudman
Chief Executive Officer
Intelligent Living, Inc.
20801 Biscayne Blvd, Suite 403
Miami, FL 33180

> **Re: Intelligent Living, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2013**
> **Filed on May 9, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed on May 20, 2014**
> **File No. 000-54026**

Dear Mrs. Rudman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amend your filing for comment number 10, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business

Business, page 3

1.   Please clarify the disclosure in the second paragraph "Most recently we added a non-profit fundraiser model that provides MIND360 with exposure in return for a share of the subscription revenue in the form of a donation," and disclose your accounting for this.

2.   Please clarify what "PuffPassPay eWallet system" disclosed on the top of page 4 refers to and disclose your accounting for this.

Mind 360 Studios LLC, page 4

3.   In the fifth paragraph in this section you refer to premium membership. Please discuss all of the types of membership plans you provide, the material components of each and pricing for each. Clarify how the plan options referred to in the four bullets on page 4 apply to your membership types.

Item 1B. Unresolved Staff Comments, page 18

4.   It appears from your response letter dated April 15, 2014 that you intend to amend the Form 10-K for the year ended December 31, 2012 and Form 10-Qs for fiscal 2013 to restate the financial statements presented therein. Accordingly, it appears that the last sentence in this item is not appropriate. Please revise or advise.

Item 8. Financial Statements and Supplementary Data

5.   It appears that you have restated the December 31, 2012 financial statements from that as previously reported. Please revise to label the December 31, 2012 financial statements as restated and provide all the disclosure regarding items that have been restated required by ASC 250-10-50-7.

6.   In connection with the comment above, it is not clear from the reports of the independent registered accounting firms included in the filing which firm is accepting responsibility for the restated 2012 financial statements. Please include acceptable reports that address this issue, along with the appropriate periods reported on (for example, the predecessor firm's report refers to 2011 periods which are not included in the filing). Refer to "Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor (June 9, 2006)" found on the PCAOB website, and AU sections 315, 508 and 9508 found there as well, for further guidance.

Notes to Consolidated Financial Statements

Note 1 – Nature of Organization and Significant Accounting Policies

Note 7– Convertible Debentures, page F-16

7.   Please tell us how your accounting of the embedded derivative and host components of convertible debt comply with the allocation method specified in ASC 815-15-30-2 upon initial measurement and the limitation for subsequent measurement specified in ASC

815-15- 35-3. In so doing, explain to us why the aggregate fair value initially recognized for the derivative liability of $13,668,329 shown on page F-19 is significantly greater relative to the apparent aggregate face value at issuance of the associated convertible debt of $400 thousand and the fractional value of your common stock into which the debt is convertible. In connection with this, explain to us the basis for the derivative liability of $(13,668,329) reported as additional paid in capital in the statement of stockholders' deficit in 2013.

8.   Please disclose the due dates for the notes indicated in the second paragraph and state whether such are still considered to be in default. If in default, disclose the associated consequences.

9.   Please disclose the material terms and conditions associated with each put premium disclosed on page F-19 and how the amounts recognized were determined.

Note 13 – Subsequent Events, page F-25

10.   Please disclose the terms of compensation, if any, associated with the Advisory Board Agreement with Kyle Siptroth and Agiletek Engineering referred to in the sixth paragraph on page F-26.

Item 9A. Controls and Procedures, page 25

11.   Please revise to disclose your conclusion in regard to the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Notes to Unaudited Consolidated Financial Statements

Note 9 – Stockholders' Equity (Deficit), page 19

12.   In regard to the Series B 7% Royalty Interest Participating Preferred Stock referred to on page 20, please disclose in further detail (i) the participation feature, (ii) how royalty payments are determined, (iii) when entitlement to such royalties begins and (iii) the effect given to the royalties and participating feature in arriving at income available to common stockholders in computing basic earnings per share. On this latter point, tell us your consideration of ASC 260-10-45-11 through 12 and 50-1, as well as the guidance contained in ASC 260-10 in regard to participating securities and the two class method.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief